UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

VICTORIA’S SECRET & CO.
(Name of Issuer)

Common Stock, $0.01par value
(Title of Class of Securities)

926400102
(CUSIP Number)

May 20, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 926400102		Page 2 of 5

1	NAMES OF REPORTING PERSONS
BBRC International Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,922,374

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,922,374

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,922,374

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage calculated based on 83,554,806 shares of common stock outstanding as of April 1, 2022, as reported in the definitive proxy statement filed by the Issuer with the Securities and Exchange Commission on April 14, 2022.

SCHEDULE 13G
CUSIP No. 926400102		Page 3 of 5

Item 1.

(a)	Name of Issuer

Victoria’s Secret & Co.

(b)	Address of Issuer’s Principal Executive Offices

4 Limited Parkway East, Reynoldsburg, OH 43068.

Item 2.

(a)	Name of Person Filing

BBRC International Pte Ltd

(b)	Address of Principal Business Office or, if None, Residence

Phillip Street #11-01, Royal Group Building, Singapore 048693

(c)	Citizenship

Singapore

(d)	Title of Class of Securities

Common stock, $0.01 par value

(e)	CUSIP Number

926400102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See Row 9 of the cover page

(b)	Percent of class:

See Row 11 of the cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page

SCHEDULE 13G
CUSIP No. 926400102		Page 4 of 5

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page

BBRC International Pte Ltd (“BBRC”) serves as the trustee for The BB Family International Trust (the “Trust”), which holds the shares reported herein. Brett Blundy, as Managing Director of BBRC and beneficiary of the Trust, may be deemed to have beneficial ownership of the shares. The Trust is organized under the laws of Singapore and Mr. Blundy is a citizen of Australia. The address for the Trust and Mr. Blundy is set forth in Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 926400102		Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

BBRC International Pte Ltd

	By:	/s/ Brett Blundy
Brett Blundy
Managing Director